Exhibit 99.1

IMM124E – May offer a New modality for Inhibition of SARS-CoV-2

Key Points

●	Monash University Research Update on SARS-CoV-2 program
●	Biomedicine Discovery Institute initiates program to isolate and identify the inhibitory molecule/s in IMM-124E
●	Appointment of Chief Medical Officer with preliminary focus on COVID-19

Melbourne, Australia, May 13, 2021: Immuron Limited (ASX: IMC; NASDAQ: IMRN), an Australian biopharmaceutical company focused on developing and commercializing oral immunotherapeutic products for the prevention and treatment of gut pathogens, today is pleased to provide shareholders and the market with an update on the anti-viral activity of IMM124E used to manufacture the company’s flag ship commercially available and over-the-counter gastrointestinal and digestive health immune supplements Travelan® and Protectyn®. Monash University Scientists at the Biomedicine Discovery Institute have developed and optimized two new immunologically based assays utilizing two recombinant reagents, the SARS-CoV-2 Spike protein and a receptor binding domain protein obtained from Melbourne’s Peter Doherty Institute for Infection and Immunity.

Preliminary findings (ASX announcement dated 21 July 2020) previously reported investigating IMM-124E demonstrated neutralizing activity against the severe acute respiratory syndrome coronavirus-2 (SARS-CoV-2), the virus that causes COVID-19. Further studies now undertaken, by Monash suggest that the SARS-CoV-2 inhibitory activity is novel and does not bind to the spike protein or the receptor binding domain that the virus uses to dock to the cells it infects.

SARS-CoV-2 and Bovine Corona viruses (BCoV) are closely related phylogenetically. Different studies have demonstrated the existence of cross-reactive immunity through shared sites/epitopes between the bovine and human viruses. Thus, it appears that the immunological homology in highly conserved structures between the two viruses may be the cause of the reported inhibition. Immune recognition of viral structural proteins M and S2, by anti-BCoV antibodies present in IMM-124E could cause the inactivation of the SARS-COV-2 virus.

This antiviral effect differs from most Vaccines currently under development which directly target the spike protein. The mode of action may offer a complementary treatment regime using therapeutics targeting the virus.

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“Our initial results suggest the inhibitory substance/s in the products are binding to other antigens present on the SARS-CoV-2 virus which interfere with the mechanism the virus uses to gain entry and infect human cells. We do not yet know which compound/s in the products are responsible for this interference. However, we are excited to try and identify them”, said Professor Lyras.

Prof Lyras further added, “it does not matter whether antagonists to the SARS-CoV-2 virus block the binding of the spike protein directly or indirectly as long as they can prevent or reduce infection”.

The research team now plans to try and isolate and identify the inhibitory molecule/s in IMM124E.

The company is also pleased to announce the appointment of Dr Dan Peres as Chief Medical Officer. Dr Peres will be responsible for leading and managing the company’s clinical development programs with a preliminary focus on COVID-19. Dr Peres was previously engaged by Immuron to manage the company sponsored NASH phase II clinical trial.

This release has been authorised by the directors of Immuron Limited.

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COMPANY CONTACT: Dr Jerry Kanellos, Ph.D. Chief Executive Officer Ph: +61 (0)3 9824 5254 info@immuron.com

About Immuron

Immuron Limited (ASX: IMC, NASDAQ: IMRN), is an Australian biopharmaceutical company focused on developing and commercializing orally delivered targeted polyclonal antibodies for the treatment of inflammatory mediated and infectious diseases. Immuron has a novel and safe technology platform with one commercial asset generating revenue. In Australia, Travelan® is a listed medicine on the Australian Register of Therapeutic Goods (AUST L 106709) and is indicated to reduce the risk of Travellers’ Diarrhea, reduce the risk of minor gastro-intestinal disorders and is antimicrobial. In Canada, Travelan® is a licenced natural health product (NPN 80046016) and is indicated to reduce the risk of Travellers’ Diarrhea. In the U.S., Travelan® is sold as a dietary supplement for digestive tract protection in accordance with section 403 (r)(6) of the Federal Drug Administration (FDA).

About Travelan®

Travelan® is an orally administered passive immunotherapy that prophylactically reduces the likelihood of contracting travelers’ diarrhea, a digestive tract disorder that is commonly caused by pathogenic bacteria and the toxins they produce. Travelan® is a highly purified tabletized preparation of hyper immune bovine antibodies and other factors, which when taken with meals bind to diarrhea-causing bacteria and prevent colonization and the pathology associated with travelers’ diarrhea. In Australia, Travelan® is a listed medicine on the Australian Register for Therapeutic Goods (AUST L 106709) and is indicated to reduce the risk of Travelers’ Diarrhea, reduce the risk of minor gastro-intestinal disorders and is antimicrobial. In Canada, Travelan® is a licensed natural health product (NPN 80046016) and is indicated to reduce the risk of Travelers’ Diarrhea. In the U.S., Travelan® is sold as a dietary supplement for digestive tract protection.

About Travelers’ diarrhea

Travelers’ diarrhea is a gastrointestinal infection with symptoms that include loose, watery (and occasionally bloody) stools, abdominal cramping, bloating, and fever, Enteropathogenic bacteria are responsible for most cases, with enterotoxigenic Escherichia coli (ETEC) playing a dominant causative role. Campylobacter spp. are also responsible for a significant proportion of cases. The more serious infections with Salmonella spp. the bacillary dysentery organisms belonging to Shigella spp. and Vibrio spp. (the causative agent of cholera) are often confused with travelers’ diarrhea as they may be contracted while travelling and initial symptoms are often indistinguishable.

For more information visit: http://www.immuron.com

FORWARD-LOOKING STATEMENTS:

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